

SECURIT 05042066 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46627

MAIL PROCESSING SECTION RECEIVED MAY 20 2005 WASH. D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Securities Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Dunham Road
(No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eve M. Trkla 978-927-8300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

150 Federal Street, Suite 900	Boston	MA	02110-1745
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Eve M. Trkla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Securities Partners, L.P., as of December 31, 19 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A



Christine Marie Marshall
NOTARY PUBLIC
Essex County, Massachusetts
My Commission Expires April 2, 2010

Christine Marie Marshall
Notary Public

Eve M. Trkla
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookwood Securities Partners, L.P.

Financial Statements and Supplemental Material

Years Ended December 31, 2004 and 2003

Brookwood Securities Partners, L.P.

Contents



BDO Seidman, LLP
Accountants and Consultants

150 Federal Street
9th Floor
Boston, Massachusetts 02110-1745
Telephone: (617) 422-0700
Fax: (617) 422-0909

Independent Auditors' Report

To the Partners of
Brookwood Securities Partners, L.P.

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, L.P. (the "Partnership") as of December 31, 2004 and 2003, and the related statements of income, changes in partners' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Securities Partners, L.P. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

January 21, 2005

Brookwood Securities Partners, L.P.

Statements of Financial Condition

December 31,	**2004**	2003
Assets		
Cash and cash equivalents	**$462,100**	$1,020,844
Due from affiliates	**16,270**	2,722
Prepaid expenses and other assets	**17,249**	15,380
Total assets	**$495,619**	$1,038,946
Liabilities and Partners' Equity		
Commissions payable	**$ -**	$ 224,444
Accounts payable and accrued expenses	**43,403**	66,265
Total liabilities	**43,403**	290,709
Partners' equity:		
General partner	**4,522**	7,482
Limited partner	**447,694**	740,755
Total partners' equity	**452,216**	748,237
Total liabilities and partners' equity	**$495,619**	$1,038,946

See accompanying notes to financial statements.

Brookwood Securities Partners, L.P.

Statements of Income

Years ended December 31,	**2004**	2003
Revenues:		
Commissions	**$2,520,089**	$3,126,925
Residual income	**24,384**	80,163
Interest income	**7,051**	5,393
	2,551,524	3,212,481
Expenses:		
Broker compensation	**1,640,273**	2,323,401
General and administrative	**207,272**	274,440
	1,847,545	2,597,841
Net income	**$ 703,979**	$ 614,640

See accompanying notes to financial statements

Brookwood Securities Partners, L.P.

Statements of Changes in Partners' Equity

Years ended December 31, 2004 and 2003	General Partner	Limited Partner	Total Partners' Equity
Balance at December 31, 2002	$ 2,736	$ 270,861	$ 273,597
Distributions	(1,400)	(138,600)	(140,000)
Net income	6,146	608,494	614,640
Balance at December 31, 2003	7,482	740,755	748,237
Distributions	(10,000)	(990,000)	(1,000,000)
Net income	7,040	696,939	703,979
Balance at December 31, 2004	$ 4,522	$ 447,694	$ 452,216

See accompanying notes to financial statements.

Brookwood Securities Partners, L.P.

Statements of Cash Flows

Years ended December 31,	**2004**	2003
Cash flows from operating activities:		
Net income	**$ 703,979**	$ 614,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Due from affiliates	**(13,548)**	66,128
Prepaid expenses and other assets	**(1,869)**	(2,247)
Commissions payable	**(224,444)**	222,453
Accounts payable and accrued expenses	**(22,862)**	47,173
Net cash provided by operating activities	**441,256**	948,147
Cash flows from financing activities:		
Partner distributions	**(1,000,000)**	(140,000)
Net cash used by financing activities	**(1,000,000)**	(140,000)
Net increase (decrease) in cash and cash equivalents	**(558,744)**	808,147
Cash and cash equivalents, beginning of year	**1,020,844**	212,697
Cash and cash equivalents, end of year	**$ 462,100**	$1,020,844

See accompanying notes to financial statements.

1. Organization

Brookwood Securities Partners, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs in accordance with paragraph (a)(2)(vi) of SEC Rule 15c3-1. The Partnership was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from the National Association of Securities Dealers, Inc. The programs are managed by affiliates of the Partnership. The general partner, Brookwood Securities Co., Inc. owns 1% of the partnership interests, and the limited partner, Brookwood Financial Partners, L.P., owns the remaining 99% of the partnership interests.

2. Summary of Significant Accounting Policies

Financial Reporting

The financial statements of the Partnership have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Partnership earns commissions and non-accountable expense reimbursement revenue if and when direct participation programs for which the Partnership acts as the placement agent are fully capitalized.

Income Taxes

The Partnership is not subject to Federal or state income taxes. Each partner is required to report on its Federal and state income tax returns its share of the Partnership's income, gains, losses, deductions and credits. Accordingly, there is no provision for income taxes in the accompanying financial statements.

3. Net Capital Requirements

The Partnership, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000 for the Partnership and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2004, the Partnership had $418,697 of net capital which was $413,697 in excess of required net capital. The Partnership's aggregate indebtedness to net capital ratio was .10 to 1 as of December 31, 2004.

4. Reserve and Control Requirements

The Partnership is in compliance with the exemptive provisions of the Securities Exchange Act of 1934 rule 15c3-3, the "Computation for Determination of Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

Supplemental Material

Brookwood Securities Partners, L.P.

Computation of Net Capital and Required Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31,	2004
Net partners' capital:	
Total partners' equity qualified for net capital	$452,216
Less non-allowable assets	33,519
Net capital	$418,697
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 43,403
Total aggregate indebtedness	$ 43,403
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,000 percent	$414,356
Ratio: Aggregate indebtedness to net capital	.10 to 1

Reconciliation with Partnership's computation (included in Part II or IIA of Form X- 17A-5 as of December 31, 2004):

There was no material difference between the Partnership's computation of net capital and minimum net capital required as included in Part IIA of Form X-17A-5 as of December 31, 2004.

See independent auditors' report.

Independent Auditors' Report In Accordance With Securities And Exchange Commission Rule 17a-5

To the Partners of
Brookwood Securities Partners, L.P.

In planning and performing our audit of the financial statements and supplemental material of Brookwood Securities Partners, L.P. (the Partnership), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditors' Report In Accordance With Securities And Exchange Commission Rule 17a-5 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership 's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Boston, Massachusetts
January 21, 2005